Exhibit 77(d)

 Policies With Respect to Securities Investments

On April 1, 2010, the ING Foreign Fund’s strategy was changed from one of investment of 80% of its assets in international equity securities of foreign countries, normally excluding the United States to one of 80% of its assets in equity securities of the United States and foreign countries.